[D.R. HORTON, INC. LETTERHEAD]
FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
by D.R. Horton, Inc.
July 21, 2006
VIA HAND DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	D.R. Horton, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter, dated June 16, 2006, that contains an additional comment from the staff of the Division of Corporation Finance (the “Staff”) requesting additional information. For your convenience, the full text of the Staff’s additional comment is reproduced below, together with the Company’s response.
Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment for the information provided in Exhibit I hereto, which is being provided as part of its response. The information is identified by asterisks and a related note. The Company requests that this information be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Thomas B. Montano, Vice President and Corporate and Securities Counsel of the Company.

DRH-0001

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
July 21, 2006

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005
Financial Statements
Note A – Summary of Significant Accounting Policies
Reporting Segments, page 47
1.	We reviewed the reports you provided us in response to comment one. Your monthly financial report package for April 2006 indicates that your chief operating decision maker regularly reviews discrete financial information by operating division. You also acknowledged in your prior response to comment six from our letter dated April 14, 2006, that your CEO reviews financial information in comprehensive form in various presentations including by operating division. Based upon the information you have provided us, it remains unclear as to why each of your 43 separate homebuilding operating divisions do not constitute your operating segments. Please provide us with additional information explaining why your operating divisions are not your operating segments. Otherwise, please provide us with an aggregation analysis under paragraph 17 of SFAS 131 assuming your operating divisions are your operating segments. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of FASB Staff Implementation Guide for SFAS 131.
Response: We are providing additional information and analysis that supports the Company’s designation of its eight operating regions as its operating segments as defined by SFAS 131. We believe that an analysis of our business operations shows that our operating divisions possess only two of the three characteristics of an operating segment set forth in SFAS 131, while our operating regions possess all three of the characteristics of an operating segment.

DRH-0002

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
July 21, 2006

Paragraph 10 of SFAS 131 describes the characteristics as follows:
1. A component of an enterprise that engages in business activities from which it may earn revenues and incur expenses; and
2. A component of an enterprise for which discrete financial information is available.
We believe the Company’s operating divisions and operating regions both have each of these two characteristics, and we therefore focus our analysis on the third characteristic, which states:
3. A component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.
As discussed in our previous letter dated May 12, 2006 and reflected in the financial information provided to the Staff, the Company’s Chief Executive Officer, who is the Company’s CODM, reviews the financial information of the Company in comprehensive form in various presentations (i.e. in total, by operating region and by operating division) as well as in more limited form (i.e. by state in which we operate). The fact that our CODM reviews division level information as part of the overall management function, in our view, should not be the determining factor of an operating segment determination under SFAS 131, especially in light of our facts and circumstances as discussed below.
Our CODM uses the region level information, backed by the other information included with it, as a basis for allocating capital to our operating regions. After receiving their capital allocations from our CODM, our eight region presidents and our three COOs determine how to further allocate the capital they receive to their respective divisions based on division financial performance, budgets, projections, market conditions and other factors. The region presidents and COOs then work directly with their divisions to develop and implement their respective business plans based in part on the amount of capital that has been allocated to them.
The CODM establishes the inventory allocation levels for each operating region and monitors the actual levels against the region allocation. We have attached as Exhibit I the quarterly inventory limits issued by our CODM to each operating region as of the beginning of our current fiscal year. Should variances arise, the CODM will instruct the region presidents and COOs to take actions to bring the actual levels in line with the allocations. The CODM relies on the region presidents and COOs to employ their allotted capital in the operating divisions within their regions. The region presidents and COOs further rely on the

DRH-0003

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
July 21, 2006

division presidents to select projects and manage their divisions in order to achieve each division’s targeted goals.
Our business is significantly larger than that of most other homebuilders. Our process of allocating capital discussed above reflects the manner in which we believe a business of our size should be managed. In order to manage our significant operations, we utilize a decentralized operating structure and management approach. In our Annual Report on Form 10-K for our fiscal year ended September 30, 2005, we describe our decentralized structure as a key component of our operating strategy. We have provided the relevant excerpt from our Annual Report as Exhibit II for the Staff’s review. Our decentralized operations are designed to give more flexibility and decision-making authority to our region and division presidents because they are more familiar with local market conditions and are able to make better operating decisions in their markets. We have utilized a decentralized management approach and structure since the 1980’s, and we believe our decentralized approach is unique in the homebuilding industry and has contributed to our ability to grow our operations more significantly than other homebuilding companies.
Empowering our regional and local management with a greater level of decision-making authority over how to use their regionally allocated capital and other key business decisions allows them to respond more quickly to changing market conditions and opportunities than requiring the CODM to approve all such decisions. For example, the first and most basic input to our production process is the acquisition of land and lots on which to build our homes. At any one time, the Company has approximately 800 land purchase contracts in place with different land sellers across the United States. Our region and division personnel continually monitor and analyze each of these contracts to determine if we will proceed with the purchase (e.g. at initial earnest money deposit stage, at the point the earnest money deposit becomes non-refundable, at closing of the purchase transaction, etc.). The sheer number of decisions to be made and extensive analysis required to evaluate a particular land parcel’s suitability within a division’s or region’s land inventory portfolio precludes all such decisions from being made or even reviewed by the Company’s CODM. Consequently, these decisions are generally made by the region and division presidents with approval from the appropriate COO. These decisions and approvals are made within the inventory guidelines established by the CODM for each of our eight operating regions. The region president and COO may only allow a purchase to proceed if doing so keeps the region within its CODM-established guidelines. This decentralized approach to capital resource allocation provides us with more flexibility and speed in responding to local market opportunities and challenges than many of our competitors.
Given the Company’s decentralized structure and management approach, and the fact that SFAS 131, in paragraphs 4 and 5, requires companies to utilize their management approach

DRH-0004

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
July 21, 2006

when applying the standard, we believe an operating segment analysis of our operations under SFAS 131 necessitates a different conclusion than similar analyses of other homebuilders with centralized operating structures and management approaches.
We believe that our designation of our operating regions as our appropriate operating segments is further supported by SFAS 131. Paragraph 13 of SFAS 131 states: “If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” Paragraph 14 of SFAS 131 states that, “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” Our region presidents and COOs are directly accountable to and maintain regular contact with our CODM, whereas our operating division presidents do not.
For example, several times each year, the CODM meets with our region presidents and COOs. It is important to note that our division presidents do not attend these meetings. At such meetings, financial results and projections for each region and for the total company are discussed. The CODM frequently uses these meetings to communicate company initiatives and goals, regional inventory guidelines and other operational expectations to the region presidents and the COOs, who then communicate these matters as appropriate to the division presidents and local management teams and work with them to achieve their goals and expectations. The region presidents and COOs also set the performance target levels for the incentive bonus plans for the division presidents within their respective regions. Therefore, our designation of the operating regions as our operating segments is consistent with paragraphs 13 and 14 of SFAS 131.
In summary, the Company’s operating divisions have two of the characteristics of an operating segment as defined by SFAS 131, but do not meet the criteria regarding the CODM’s resource allocation decisions or the level of interaction with the CODM expected of an operating segment manager. The Company’s operating regions, however, possess all three of the characteristics required to be designated as operating segments under the guidelines provided by SFAS 131, and additionally meet the criteria in paragraph 14 regarding the direct accountability of the segment manager to the CODM. Therefore, we have consistently concluded each year that the designation of our operating regions as our operating segments under SFAS 131 is appropriate, given the distinct characteristics and responsibilities of each of the Company’s operating levels in our decentralized operating structure.

DRH-0005

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
July 21, 2006

If you have any questions or comments regarding this letter, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715. Thank you for your attention.

Very truly yours,

/s/ BILL W. WHEAT

Bill W. Wheat
w/ attachments at DRH–0007 through DRH-0009

cc:	Ernest Greene, Staff Accountant
Thomas B. Montano, Esq.
Thomas R. Hudnall, Esq.
Irwin F. Sentilles, III, Esq.

DRH-0006

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT I
Quarterly Inventory Limits by Operating Region
FY2006 INVENTORY CAPS
$’s IN MILLIONS
AS OF OCTOBER 21, 2005

		FY 2005 ACTUAL INVENTORY					FY 2006 INVENTORY CAPS					FY 2006 YOY INVENTORY GROWTH
	ACTUAL					FYE 2005					FYE 2006
REGION	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005	INV GROWTH	12/31/2005	3/31/2006	6/30/2006	9/30/2006	INV GROWTH	12/31/2005	3/31/2006	6/30/2006	9/30/2006

***

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

DRH-0007

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT II

Excerpt from Part I, Item 1. Business of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2005 (Bold added to highlight portions that are particularly relevant):
   Decentralized Operations
     We decentralize our homebuilding activities to give more operating flexibility to our local division presidents. At September 30, 2005, we had 43 separate homebuilding operating divisions, some of which are in the same market area and some of which operate in more than one market area. Generally, each operating division consists of a division president; land entitlement, acquisition and development personnel; a sales manager and sales personnel; a construction manager and construction superintendents; customer service personnel; a controller; a purchasing manager and office staff. We believe that division presidents and their management teams, who are familiar with local conditions, have better information on which to base decisions regarding local operations. Our division presidents receive performance bonuses based upon achieving targeted financial and operational measures in their operating divisions.
   Operating Division Responsibilities
   Each operating division is responsible for:
•	Site selection, which involves
— A feasibility study;

— Soil and environmental reviews;

— Review of existing zoning and other governmental requirements; and

— Review of the need for and extent of offsite work required to meet local building codes;
•	Negotiating lot option or similar contracts;

•	Obtaining all necessary land development and home construction approvals;

•	Overseeing land development;

•	Selecting building plans and architectural schemes;

•	Selecting and managing construction subcontractors and suppliers;

•	Planning and managing homebuilding schedules; and

•	Developing and implementing marketing plans.
   Centralized Controls
     We centralize the key risk elements of our homebuilding business through our regional and corporate offices. We have eight separate homebuilding regional offices. Some of these oversee operations in only one of our geographic reporting regions, and others oversee operations in

DRH-0008

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT II

more than one geographic reporting region. Generally, each regional office consists of a region president, legal counsel, a chief financial officer, a purchasing manager and limited office support staff. Each of our region presidents and their management teams are responsible for oversight of the operations of up to nine homebuilding operating divisions, including:
•	Review and approval of division business plans and budgets;

•	Review and approval of all land and lot acquisition contracts;

•	Allocation of inventory investments within corporate guidelines;

•	Oversight of land and home inventory levels; and

•	Review of major personnel decisions and division president compensation plans.
     Our corporate executives and corporate office departments are responsible for establishing our operational policies and internal control standards and for monitoring compliance with established policies and controls throughout our operations. The corporate office also has primary responsibility for direct management of certain key risk elements and initiatives through the following centralized functions:
•	Financing;

•	Cash management;

•	Risk and litigation management;

•	Allocation of capital;

•	Issuance and monitoring of inventory investment guidelines to regional homebuilding operations;

•	Environmental assessments of land and lot acquisitions;

•	Approval and funding of land and lot acquisitions;

•	Accounting and management reporting;

•	Internal audit;

•	Information technology systems;

•	Administration of payroll and employee benefits;

•	Negotiation of national purchasing contracts;

•	Management of major national or regional supply chain initiatives;

•	Monitoring and analysis of margins, returns and expenses; and

•	Administration of customer satisfaction surveys and reporting of results.

DRH-0009